February 24, 2012	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via Edgar

Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incapital Trust Products LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed February 2, 2012
File No. 333-178604

Dear Ms. Hsu:

On behalf of our client, Incapital Trust Products LLC (the “Depositor”), please find attached hereto for review Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 1”), together with responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated February 17, 2012.  Below we have noted the comments from the Staff in bold face type and the responses in regular type.  Page number references are to the marked copy of Amendment No. 2 enclosed herewith.

General

1.
We note your response to prior comment 3 and reissue in part.  Please confirm that any issuing entity previously established, directly or indirectly, by any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

As previously noted, there is no issuing entity established, directly or indirectly, by any affiliate of the depositor that would have been subject to Exchange Act reporting obligations during the last twelve months with respect to asset-backed securities involving any asset class.

Ms. Hsu
February 24, 2012
Page Two

2.
We note your responses to our prior comments 12 and 26.  It is not clear how the universe of types of structured notes that you contemplate offering as underlying assets in this registration statement are “financial assets that by their terms convert into cash” as required by the Item 1101 definition of asset-backed security in Instruction I.B.5 of Form S-3 and Regulation AB.  It also appears that the type of structured notes you contemplate would create exposure to an asset that is not transferred to or otherwise part of the asset pool, similar to synthetic securitizations which are not included in the Item 1101 definition of an asset-backed security.  Therefore, we request that you revise your registration statement to address these issues or remove these types of securities from the underlying pool in the registration statement.

Structured products are bonds (debt securities offered pursuant to a registration statement) wherein the payout (either interest or principal or both) depend on the performance of a reference asset.  A structured product or structured note is just like any other bond—it may have periodic interest payments and it has a fixed maturity date.  As a result, a structured product is a “financial asset” that by its terms converts into cash.  Including a structured product does not make the trust a synthetic securitization.

In order to provide additional information to investors, we have added a section to our disclosure that explains the types of structured products that will be considered for inclusion in a trust.  We understand based on our conversations with representatives of the Staff that a supplemental analysis will be required from us.

Prospectus Supplement Summary

Trust Assets, page S-2

3.
We note your response to prior comment 17.  We note your disclosure on page S-2 regarding the derivative counterparty; however, bracketed language regarding any enhancement provider as required by Item 1114(b) of Regulation AB should also be included.  Additionally, please summarize how losses not covered by credit enhancement or support will be allocated to the securities.

We have included bracketed language on pages S-3 and S-4.

Losses not covered by credit enhancement (if any) will be borne by the trust and the holders of trust certificates on a pro rata basis.

Ms. Hsu
February 24, 2012
Page Three

Prospectus Summary

What assets will each trust hold? page 3

4.
We note your response to prior comment 10 and the disclosure added stating that if any underlying securities are purchased in a primary offering, the prospectus supplement will contain additional disclosure identifying those securities and identifying any underlying issuer as a co-registrant (if applicable).  Please note that any co-registrant must sign and be identified in a registration statement rather than in a prospectus supplement.  Please delete the sentence and revise to show that how you are in compliance with the requirement in Rule 190 that states neither the issuer of the underlying securities nor any of its affiliates may be an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS.  Refer to Rule 190(a)(2).

The issuer of the underlying securities will in no event be an affiliate of the sponsor, depositor, issuing entity or underwriter.  We understand that a co-registrant would need to be identified through the filing of a post-effective amendment.

You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement, or other offering documents and the information incorporated by reference in those documents, page 14

5.
We note your response to prior comment 22 and reissue in part.  As requested in our prior comment, to the extent that other issuers do not offer comparable diversity, consider adding disclosure on this and tell us whether additional risks may be involved in an investment in the securities.

Disclosure has been added on page 4 of the prospectus noting that other issuers do not offer comparable diversity.  We have concluded that no additional risks are required.

6.
Also, we note that your disclosure on pages 46-47 of the base prospectus implies that removal will not be required for an issuer whose underlying securities represents less than 10% of the aggregate principal amount of the underlying securities (i.e., concentration falls below the Item 1112(b) or other thresholds), even if the issuer is no longer reporting under the Exchange Act.  Please revise to clarify if appropriate.  Refer also to our comment below regarding the public availability of information of the underlying securities.

The disclosure on pages 47-48 has been revised.

Ms. Hsu
February 24, 2012
Page Four

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 22

General, page 22

7.
We note your supplemental response to prior comment 24 and reissue the comment. Please revise the prospectus or the prospectus supplement, as appropriate, to include, as required by Item 1111(a)(4) of Regulation AB, the method and criteria by which the pool assets will be selected for the transaction.

We have included the information previously supplied in the comment letter in the prospectus on pages 4 and 25.

Description of Certain Derivative Instruments, page 24

8.
We note your response to our prior comment 29.  It is not clear to us why these options would constitute “rights or other assets designed to assure the servicing of timely distributions of proceeds to the security holders.” It is also not clear to us how these assets “by their terms convert to cash” as required by the Item 1101 definition of asset-backed security in Instruction I.B.5 of Form S-3 and Regulation AB, given the option provides the holder with a right to exercise. Please address these issues in your supplemental response or remove these types of securities from the underlying pool in the registration statement.

We will address this in a supplemental response to the Staff.

9.
We note your supplemental response to our prior comment 31.  Please revise the base prospectus or the prospectus supplement, as appropriate, to disclose that no derivative instrument deposited into the trust will be replaced or exchanged throughout the term of a series.

We have added this disclosure on page 25.

Eligibility, page 24

10.
We note your response to prior comment 32 and reissue in part.  Again, the last sentence on page 24 directs the investor to read a risk factor entitled “If public information concerning the underlying securities issuer is not available, your ability to make an informed decision to act in regard to the trust certificates may be impaired”; however, the referenced risk factor does not appear to exist. In addition, the risk factor appears to conflict with your supplemental response to our prior comment 22 and the risk factor on page 14 “You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement or other offering documents and the information incorporated by reference in those documents.”

The disclosure has been revised on page 23 to remove the cross-reference.

Ms. Hsu
February 24, 2012
Page Five

11.
We note your response to prior comment 33 and reissue in part.  Please revise the disclosure on page 25 to confirm that where audited financial information will not be provided (where an issuer of the underlying securities constitutes a significant obligor) that neither the issuer of the underlying securities nor any of its affiliates is an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS.

The disclosure on page 26 has been revised.

Credit Support, page 28

12.
We note your response to comment 34 and reissue the comment. Please revise to provide bracketed disclosure that is tailored to the requirements of Item 1114(b)(2) of Regulation AB.  In particular, please clearly delineate the distinctive requirements of Items 1114(b)(2)(i) and (ii).

Bracketed disclosure has been provided on page S-3.

Optional Exchange, page 45; Call Rights, page 46

13.
We note your response to prior comment 36 and reissue the comment.  Please provide us with your legal analysis to support how the optional exchange and call rights meet the requirements of Rule 3a-7 under the Investment Company Act.

The exchange and/or call will be issued to a qualified institutional buyer.

Description of the Trust Agreement, page 53

Certain Matters Regarding the Trustee, page 55

14.
We note your supplemental response to prior comment 37 and reissue.  Please revise the registration statement to include the trustee’s prior experience serving as a trustee for asset-backed securities involving similar pool assets, pursuant to Item 1109(b) of Regulation AB.

The text of the supplemental response has now been included in the registration statement on page S-6.

Ms. Hsu
February 24, 2012
Page Six

Reports in Relation to the Trust Certificates, page 63

15.	We note your response to prior comment 38 and reissue. Please revise the registration statement to state that the reports will be made available on a Web site hosted by the Depositor or an affiliate.

We have revised the registration statement on page 64 to state that reports will be made available on a website hosted by the depositor or an affiliate.

Other

16.	Please note that your registration statement has been referred to the Division of Investment Management for review and additional comments may be forthcoming.

Noted.

Sincerely,
/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           Indira Lall
David Lynn